UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LEXINGTON RESOURCES, INC.
______________________________________________________________________________
(Name of Issuer)

Common stock, $0.00025 par value per share
______________________________________________________________________________
(Title of Class of Securities)

529561102
_____________________________________________________________________________
(CUSIP Number)

LONGFELLOW INDUSTRIES (B.C.) LTD.
612-618 West 45th Avenue, Vancouver, British Columbia, Canada, V5Z 4R7
telephone: 604.321.3407

and

ALEXANDER COX
760 Terminal Avenue, Vancouver, British Columbia, Canada, V6A 2M5
telephone: 604.608.4080

______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2006
______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 529561102

1.     Names of Reporting Person:     LONGFELLOW INDUSTRIES (B.C.) LTD.
        I.R.S. Identification Nos. of above persons (entities only):

______________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
(a)    [   ]
(b)    [   ]
         Not applicable.

______________________________________________________________________________

3.     SEC Use Only:

______________________________________________________________________________

4.     Source of Funds (See Instructions):       WC.

______________________________________________________________________________

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
        Not applicable.

______________________________________________________________________________

6.     Citizenship or Place of Organization:    British Columbia, Canada.

______________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.     Sole Voting Power:                    3,000,000 Shares.(1)

8.     Shared Voting Power:                Nil Shares.

9.     Sole Dispositive Power:             3,000,000 Shares.(1)

10.   Shared Dispositive Power:         Nil Shares.

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  3,000,000 Shares.(1)

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
        Not applicable.

13.     Percent of Class Represented by Amount in Row (11): 7.7%.(1), (2)

14.     Type of Reporting Person (See Instructions):               CO.

Notes:

(a)     The filing of this statement by Longfellow Industries (B.C.) Ltd. ("Longfellow") shall not be construed as an admission that Longfellow is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

CUSIP No. 529561102

(2)     Based on 38,766,270 shares of common stock issued and outstanding as at August 24, 2006.

CUSIP No. 529561102

1.     Names of Reporting Person:     ALEXANDER COX.
        I.R.S. Identification Nos. of above persons (entities only):   Not applicable.

______________________________________________________________________________

2.     Check the Appropriate Box if a Member of a Group (See Instructions):
(a)    [   ]
(b)    [   ]
         Not applicable.

______________________________________________________________________________

3.     SEC Use Only:

______________________________________________________________________________

4.     Source of Funds (See Instructions):       PF, OO.

______________________________________________________________________________

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
        Not applicable.

______________________________________________________________________________

6.     Citizenship or Place of Organization:     Canada.

______________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

7.     Sole Voting Power:                    2,155,134 Shares.(1)

8.     Shared Voting Power:                3,000,000 Shares.(1), (2)

9.     Sole Dispositive Power:             2,155,134 Shares.(1)

10.   Shared Dispositive Power:         3,000,000 Shares.(1), (2)

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  5,155,134 Shares.(1), (2)

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
        Not applicable.

13.     Percent of Class Represented by Amount in Row (11): 13.3%.(1), (2), (3)

14.     Type of Reporting Person (See Instructions):               IN.

Notes:

(1)     The filing of this statement by Alexander Cox shall not be construed as an admission that Alexander Cox is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

CUSIP No. 529561102

(2)     These are the same securities being reported by Longfellow Industries (B.C.) Ltd. ("Longfellow") as a Reporting Person hereunder. The sole shareholder of Longfellow is Irene V. Cox, the wife of Alexander Cox.

(3)     Based on 38,766,270 shares of common stock issued and outstanding as at August 24, 2006.

CUSIP No. 529561102

This statement on Schedule 13D amends and supplements (i) the statement on Schedule 13D dated February 18, 2005 filed by Longfellow Industries (B.C.) Ltd. ("Longfellow"), and (ii) the statement on Schedule 13D dated January 23, 2006 filed by Alexander Cox, pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended. Longfellow and Alexander Cox are sometimes referred to herein as the "Reporting Persons".

Item 1.             Security and Issuer

This statement relates to the common stock, at a par value of $0.00025 per share, of Lexington Resources, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7473 Lake Mead Road, Las Vegas, Nevada, 89128.

Item 2.             Identity and Background

(a)       Names of Persons Filing this Statement:

This statement is filed by Longfellow Industries (B.C.) Ltd. and Alexander Cox.

(b)       Residence or Business Address:

Longfellow Industries (B.C.) Ltd.
612-618 West 45th Avenue
Vancouver, British Columbia, Canada, V5Z 4R7

Alexander Cox
760 Terminal Avenue
Vancouver, British Columbia, Canada, V6A 2M5.

(c)       Present Principal Occupation and Employment:

Longfellow is a corporation organized under the laws of the Province of British Columbia, Canada and is principally involved in the business of pursuing acquisitions and investments.

Alexander Cox's principal occupation is real estate developer.

(d)       Criminal Proceedings:

During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Civil Proceedings:

During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 529561102

(f)       Citizenship:

Longfellow is a corporation organized under the laws of the Province of British Columbia, Canada. Alexander Cox is a citizen of Canada.

Item 3.             Source and Amount of Funds or Other Consideration

As previously disclosed in the Schedule 13D dated February 18, 2005 filed by Longfellow, Longfellow purchased 3,000,000 shares of the Issuer's common stock from Orient Explorations, Ltd., a corporation organized under the laws of Belize, at par value pursuant to a private sale. The source of funds for Longfellow's purchase was its working capital.

As previously disclosed in the Schedule 13D dated January 23, 2006 filed by Alexander Cox, Alexander Cox acquired 2,155,134 shares of the Issuers' common stock in a series of transactions as described in such Schedule 13D. The source of funds for Alexander Cox's purchases was his personal funds or as otherwise described in such Schedule 13D.

Item 4.             Purpose of Transaction

The Reporting Persons' acquisitions of shares of the Issuer's common stock were for investment purposes.

Subject to all relevant securities law restrictions, the Recording Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending on prevailing market conditions for such securities.

As disclosed in a Prospectus that forms part of a Form SB-2 Registration Statement of the Issuer that has been filed with the Securities and Exchange Commission but which has not yet been declared effective, Alexander Cox intends to offer 500,000 shares of the Issuer's common stock through the Prospectus as a Selling Shareholder thereunder. Except for such plan by Alexander Cox or as otherwise disclosed herein or in the Schedule 13D dated February 18, 2005 filed by Longfellow or in the Schedule 13D dated January 23, 2006 filed by Alexander Cox, neither Reporting Person has any current plans or proposals which would relate to or would result in:

(a)       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

CUSIP No. 529561102

(d)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Issuer;

(f)       any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)       changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer

The filing of this statement by the Reporting Persons shall not be construed as an admission that either of them is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)       Longfellow: As of August 24, 2006, Longfellow could be considered the beneficial owner of 3,000,000 shares (or approximately 7.7%) of the Issuer's common stock because Longfellow was the holder of record of such shares as of that date.

The sole shareholder of Longfellow and one of its three directors is Irene V. Cox, who has an address at 612-618 West 45th Avenue, Vancouver, British Columbia, Canada V5Z 4R7. Irene V. Cox is a Canadian citizen, and her principal occupation is journalist. Irene V. Cox is the wife of Alexander Cox. The other two directors of Longfellow are Catherine S. Lambert and William A. Cox. Ms. Lambert, whose principal occupation is real estate appraiser, is a Canadian citizen and has an address at 3758 West 36th Avenue, Vancouver, British Columbia, Canada V6N 2S4. Ms. Lambert is Alexander Cox's daughter. William A. Cox, whose principal occupation is Chartered Accountant, is a Canadian citizen and has an address at 2370 Begbie Terrace, Port Coquitlam, British Columbia, Canada V3C 5K7. William A. Cox is Alexander Cox's son. During the last five years, none of Irene V. Cox, Catherine S. Lambert or William A. Cox has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Similarly, during the last five, years, none of Irene V. Cox, Catherine S. Lambert or William A. Cox has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 529561102

Alexander Cox: As of August 24, 2006, Alexander Cox could be considered the beneficial owner of 5,155,134 shares (or approximately 13.3%) of the Issuer's common stock, by virtue of the fact that as of that date (i) he was the holder of record of 2,155,134 shares (or approximately 5.6%) of the Issuer's common stock and (ii) Longfellow (whose sole shareholder, Irene V. Cox., is Alexander Cox's wife) was the holder of record of 3,000,000 shares (or approximately 7.7%) of the Issuer's common stock.

(b)       Longfellow: As of August 24, 2006, Longfellow had the sole power to vote or direct the voting of, or to dispose or to direct the disposition of, 3,000,000 shares (or approximately 7.7%) of the Issuer's common stock because Longfellow was the holder of record of such shares as of that date.

Alexander Cox: As of August 24, 2006, Alexander Cox had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 2,155,134 shares (or approximately 5.6%) of the Issuer's common stock. In addition, as of August 24, 2006, Alexander Cox could be considered to have shared power to vote or to direct the voting of, or to dispose or to direct the disposition of, 3,000,000 shares (or approximately 7.7%) of the Issuer's common stock held of record by Longfellow, by virtue of the fact that Longfellow's sole shareholder, Irene V. Cox, is Alexander Cox's wife.

(c)       As of August 24, 2006, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving the Issuer's equity securities had been engaged in by either of the Reporting Persons, Irene V. Cox, Catherine S. Lambert or William A. Cox, other than as disclosed herein.

(d)       As of August 24, 2006, to the best knowledge and belief of the undersigned, no person other than the Reporting Persons had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's equity securities.

(e)       Not applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.             Material to Be Filed as Exhibits

Exhibit	Description of Exhibit
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2006

LONGFELLOW INDUSTRIES (B.C.) LTD.

Per:  /s/ Irene V. Cox_________________
       Irene V. Cox, Director

Per:  /s/ Catherine S. Lambert__________
       Catherine S. Lambert, Director

Per:  /s/ William A. Cox_______________
       William A. Cox, Director

/s/ Alexander Cox____________________ ALEXANDER COX

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

LEXINGTON RESOURCES, INC.
________________________________________________________________________________
(Name of Issuer)

Common stock, $0.00025 par value per share
________________________________________________________________________________
(Title of Class of Securities)

529561102
______________________________________
(CUSIP Number)

JOINT FILING AGREEMENT

The undersigned agree that the accompanying Statement on Schedule 13D, Amendment No. 1, dated September 19, 2006, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.

Dated: September 19, 2006.

LONGFELLOW INDUSTRIES (B.C.) LTD.

Per:  /s/ Irene V. Cox_________________
       Irene V. Cox, Director

Per:  /s/ Catherine S. Lambert__________
       Catherine S. Lambert, Director

Per:  /s/ William A. Cox_______________
       William A. Cox, Director

/s/ Alexander Cox____________________ ALEXANDER COX